EXHIBIT 19.1

Insider Trading Policy

PURPOSE
It is illegal to buy or sell a company’s securities when in possession of material nonpublic information about that company or its securities; this conduct is known as “insider trading.” It is also illegal to disclose material nonpublic information about a company to others who then trade that company’s securities based on the information they received; this conduct is known as “tipping.” Keurig Dr Pepper Inc. (together with its subsidiaries, “KDP,” “Company,” or “we”) has adopted this Insider Trading Policy (the “Policy”) to promote compliance with laws governing insider trading.

SCOPE
This Policy applies to all employees of the Company (including executive officers) and to the members of the Company’s Board of Directors (“directors”). This Policy also applies to others, such as contractors or consultants who have access to material nonpublic information, whom the Company has notified as being subject to the Policy (such persons, together with employees and directors, “Company Personnel”). This Policy also applies to family members, such as spouses, minor children, adult family members who share the same household (“Family Members”), and any other person or entity whose securities trading decisions are influenced or controlled by Company Personnel (“Controlled Entities,” together with Company Personnel and Family Members, “Insiders”).

DEFINITIONS
“Material information” is any information that a reasonable investor would consider important in deciding to buy, hold, or sell securities. Information that could be expected to affect the Company’s stock price should be considered material. Some examples of information that could be regarded as material are:

•Projections of future earnings or losses or other earnings guidance, or a significant change in revenue or other financial or performance metrics,
•Quarterly or annual revenue, operating income or earnings results for the Company, a segment, or a product or region representing 5% or more of the Company’s revenues,
•A change in the Company’s auditor, a material disagreement with the Company’s auditor or a notification that the Company’s auditor’s reports may no longer be relied upon,
•A material weakness in the Company’s internal control over financial reporting,
•A significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure,
•A pending or proposed merger, acquisition or tender offer,
•A pending or proposed acquisition or disposition of a significant asset,
•A change in dividend policy, the declaration of a stock split or an offering of additional securities,
•Bank borrowings or other financing transactions out of the ordinary course,
•The establishment of a repurchase program for Company securities,
•A change in senior management,
•The development of a significant new product or process,
•A development in a significant government investigation or significant litigation, or
•The existence of severe liquidity problems or an impending bankruptcy.

This list is not exhaustive and only meant to provide examples of material information. Keep in mind that anyone scrutinizing your transactions will be doing so after the fact, with the benefit of twenty‐twenty hindsight. As a practical matter, before engaging in any transaction involving securities of the Company, you should carefully consider whether the U.S. Securities and Exchange Commission (the “SEC”), the U.S. Department of Justice (the “DOJ”) or other authorities might view any information you possess as material in hindsight.

POLICY STATEMENT
The SEC and the DOJ closely monitor corporations and their Insiders for possible violations of insider trading laws. Any violations are vigorously pursued. Therefore, it is imperative that all Insiders understand the legal requirements relating to insider trading.

The penalties for individual violations of the laws governing insider trading can be severe, including civil damages equal to the profit realized or the loss avoided, civil penalties of up to three times the profit realized or the loss avoided, criminal fines of up to $5 million and imprisonment for up to 20 years. In addition, the Company and the persons responsible for supervising employees that engage in insider trading may incur significant civil penalties for failure to take appropriate steps to prevent such activity.

We are committed to maintaining a reputation for integrity and ethical conduct, and this Policy is intended to prevent even the appearance of improper conduct on the part of anyone employed by the Company. A violation of the law, or even an SEC or DOJ investigation that does not result in prosecution, can tarnish your reputation and damage your career and the Company.

No Insider who is aware of material nonpublic information about the Company or its securities may, directly or indirectly through family members or other persons or entities, (i) buy or sell securities of the Company or (ii) pass material nonpublic information on to (or “tip”) anyone else, including family and friends. In addition, no Insider of the Company who, in the course of performing services for the Company, learns of material nonpublic information about an entity with which the Company does business, may trade in that entity’s securities or tip that information until the information becomes public or is no longer material.
This Policy does not restrict legitimate business communications to Company Personnel who require the information in order to perform their business duties. However, material nonpublic information should not be disclosed to persons outside the Company unless an Insider is specifically authorized to disclose such information and such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company (including, in some cases and if appropriate, a written confidentiality agreement). For additional information, please see the Company’s Disclosure Policy.

There are no exceptions to this prohibition. Emergencies or similar factors or circumstances do not provide a defense to violations of the laws governing insider trading. In addition, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation.

Company Transactions. From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Company securities.

I.When Information is “Public”

If an Insider is aware of material nonpublic information, such Insider may not trade until (i) the information has been disclosed broadly to the public, such as by press release or SEC filing, and (ii) the information has been fully absorbed by the public. For the purposes of this Policy, information should not be considered fully absorbed by the public until the opening of market on the second trading day after it is made public.

As used in this Policy, the term “trading day” means a day on which the Nasdaq Stock Market (or other widely recognized market on which the Company’s shares are traded, if the Company’s shares are no longer traded on Nasdaq) is open. In determining the number of trading days under any provision of this Policy, the day on which material information is disclosed shall not count as a trading day, unless such information is disclosed prior to the opening of trading on that day.

II.Blackout Period and Trading Window Period for Restricted Persons and Pre-Clearance Procedures

Because of their access to material nonpublic information on a regular basis, directors, executive officers, employees at the Senior Vice President level or above, officers of any key subsidiary or division of the Company, certain administrative assistants of each of the foregoing, and certain legal, financial, accounting and other employees designated by the Legal Department, as well as their Family Members and Controlled Entities (collectively, “Restricted Persons”), are subject to additional restrictions on trading in securities of the Company. Restricted Persons may trade only during the “window period.”

The Company will affirmatively notify you if you are a “Restricted Person” subject to the window period. If you have questions as to whether you are a “Restricted Person,” you should consult with the Legal Department.

A.Trading Window Period

Restricted Persons may buy or sell securities of the Company only within a certain time frame (a “window period”) each quarter. Each window period begins at the open of market on the second trading day after the Company’s release of earnings for the prior quarter and ends at the close of market on the 15th day of the third month of the calendar quarter for which earnings will next be reported. These window periods are the only time periods in which Restricted Persons may trade in Company securities.

Furthermore, if Restricted Persons are in possession of material nonpublic information during a window period, they are prohibited from trading during that window period unless and until that information has become public or is no longer material, whether or not that window period remains open for other Restricted Persons.

B.Blackout Period

Restricted Persons may not buy or sell securities of the Company during blackout periods. Blackout periods are (i) from the close of market on the 15th day of the third month of the calendar quarter for which earnings will next be reported, ending at the open of the market on the second trading day after the Company’s release of earnings for that quarter, (ii) for a given Restricted Person, any other time when that person is in possession of material nonpublic information concerning the Company or its securities, including during a window period, (iii) any time the Company imposes a trading freeze due to significant unannounced corporate developments (which can vary in length and are communicated by email), and (iv) any other legally required blackout period.

C.Pre‐Clearance Approval

In addition to being allowed to trade in Company securities only during window periods, all directors and executive officers (“Section 16 Persons”) must provide a detailed description of every proposed transaction, including gifts, to the Legal Department at least 24 hours in advance of any proposed transaction in Company securities by the Section 16 Person and his or her Family Members and Controlled

Entities to obtain pre‐clearance approval. The Legal Department will generally respond to pre‐clearance requests by the end of the following business day. After obtaining clearance, the transaction must be completed within four business days or further pre‐clearance approval will be required. The transaction may not be executed if the Section 16 Person becomes aware of material nonpublic information before the transaction is executed or if a blackout period is in effect. Please note that, at times, the Company may need to rescind a prior pre‐clearance with respect to a pending transaction as circumstances change. Impacted persons will receive prompt notification of any such rescission. If a request for pre-clearance is denied, the fact of such denial must be kept confidential.

III.Stock Option Exercises and Restricted Stock Unit Awards

This Policy does not apply to the exercise of Company stock options where no Company stock is sold in the market to fund the option exercise price or related taxes (i.e., a net exercise or where cash is paid to exercise the option). This Policy also does not apply to the exercise of tax withholding rights or obligations pursuant to which the Company withholds shares upon the vesting of a restricted stock unit award or shares subject to any option to satisfy tax withholding requirements.

This Policy does apply to any sale of stock acquired through a restricted stock unit award or an option exercise, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option (including through a broker-assisted cashless exercise) or to satisfy tax withholding requirements.

IV.Gifts of KDP Securities

Gifts of KDP securities are not transactions subject to this Policy, unless you have reason to believe that the recipient intends to sell those securities while you are (i) aware of material nonpublic information, or (ii) subject to a blackout period under this Policy, in which case the gift should be made during an open trading window. Pre-clearance is required for gifts by a director or executive officer, whether or not such gift is subject to this Policy. Gifts of securities may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization.

V.Post‐Termination Transactions

This Policy continues to apply to transactions in securities of the Company even after employment or association with the Company has terminated. If an Insider is in possession of material nonpublic information when employment or association terminates, such Insider may not trade in Company securities until that information has become public or is no longer material. Although the pre-clearance procedures specified in this Policy will cease to apply upon termination of service, individuals subject to a quarterly blackout period at the time of termination of service may not trade in Company securities until after the end of the blackout period. If you are a Section 16 Person, there may be additional restrictions on post‐termination transactions, as described under the section of this Policy entitled “Section 16 Reporting and Liability for Directors and Executive Officers.”

VI.Exception for Approved 10b5‐1 Plans

Trades in securities of the Company that are executed pursuant to an approved Rule 10b5‐1 plan (“Plan”) are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or the restrictions described above relating to the pre‐clearance approval process or blackout periods if the Plan is adopted in accordance with terms of this Policy and Rule 10b5-1 requirements, as described below.

Rule 10b5‐1 provides an affirmative defense to liability under the laws governing insider trading for trading plans that meet certain requirements. A Plan may not be entered into or modified at a time when you are aware of any material nonpublic information, and there is a required “cooling-off” period between the date the Plan is adopted or modified and the date that trading may begin under the Plan. Once a Plan is adopted, you may not exercise any influence over the number of securities to be traded, the price at which they are traded or the date of any trade. The Plan must specify (including by formula) the amount, pricing and timing of the transactions in advance.

You are generally prohibited from having more than one Plan at a time, except that you may maintain two separate Plans if trading under the later-commencing Plan is not authorized to begin until after all trades under the earlier-commencing Plan are completed or expire without execution. In addition, in any 12-month period, you may only have one “single-trade” Plan, which is a Plan designed to effect the open market purchase or sale of the total amount of securities subject to the Plan as a single transaction. KDP is required to report the adoption, modification or termination of a Plan by any Section 16 Person, as well as a description of the applicable Plan, in its periodic reports on Form 10-K and Form 10-Q.

The Company requires that all Plans adopted by Restricted Persons comply with KDP’s Guidelines for Use of Rule 10b5-1 Trading Plans and be approved in writing in advance by the Legal Department. Plans may not be adopted or modified during blackout periods or while you are in possession of material nonpublic information.
VII.Other Trading Policies and Restrictions
•The purchase of Company securities must be for the purpose of investment, not short‐term speculation.
•Insiders are prohibited from short‐selling Company securities.
•Insiders may not engage (directly or indirectly) in hedging transactions, or otherwise engage in transactions that are designed to hedge or offset any decrease in the market value of Company securities. Prohibited transactions include, but are not limited to, puts, calls, collar transactions, equity swaps, exchange funds and prepaid variable forward sale contracts.
•Insiders must obtain pre-clearance approval from the Legal Department to pledge Company securities. Insiders are prohibited from pledging Company securities for speculative purposes.

VIII.Section 16 Reporting and Liability for Directors and Executive Officers

A.Section 16(a) Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Section 16 Persons to file reports with the SEC as to their holdings and transactions in equity securities of the Company. Any violation of these requirements is required to be disclosed in the Company’s proxy statement. Generally, transactions must be reported on a Form 4 filed within two business days. Although the responsibility for filing these reports rests with the individual Section 16 Person, the Legal Department will prepare these forms for you, provided it receives detailed notification (including the date of the transaction, the number of shares involved, and the price) immediately upon the occurrence of any reportable transaction. This requirement to notify the Legal Department is in addition to your obligation to pre‐clear all transactions with the Legal Department.

B.Liability for Short‐Swing Profits under Section 16(b)

Section 16 Persons are also subject to trading restrictions under Section 16(b), which requires that any profits that can be calculated from non‐exempt sales and purchases of equity securities of the Company within six months of each other be forfeited to the Company. Open market purchases and sales, including the sale of shares acquired upon exercise of Company stock options or upon the vesting of restricted stock unit awards, are examples of non‐exempt transactions. This rule applies even if there is no actual profit as long as there are a non‐exempt sale and a non‐exempt purchase, even after the sale, at a lower price.

Certain, but not all, transactions under the Company’s compensation plans are exempt for Section 16(b) purposes. Because of the complicated and serious nature of these provisions, Section 16 Persons are required to request pre-clearance with the Legal Department prior to conducting any transaction in equity securities of the Company, as discussed earlier in this Policy.

IX.Form 144 Filing Requirements

Rule 144 (“Rule 144”) promulgated under the Securities Act of 1933, as amended, applies to sales or dispositions of securities of the Company by Section 16 Persons. In the case of sales made in the market, brokers are generally familiar with Rule 144 requirements and will work with the Section 16 Person to file an appropriate Form 144. However, compliance with Rule 144 is the responsibility of the individual director or officer, so you should check with your broker to make sure the Rule 144 requirements are being satisfied. In contrast to Section 16(b) reports, the Legal Department does not handle Form 144 filings and compliance on behalf of Section 16 Persons.

Rule 144 also applies in the case of a private sale of equity securities of the Company to another person, so if you are a Section 16 Person, you should review these transactions with your attorney to ensure Rule 144 compliance.

In addition, other employees who may be eligible for Rule 144 and choose to sell or dispose of securities of the Company pursuant to Rule 144 will need to comply with requirements of Rule 144, including filing of notice of sale on Form 144.

If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Legal Department. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual Company Personnel.

This Policy may be modified or terminated in KDP’s sole discretion.

NON-COMPLIANCE
Any non-compliance of this Policy may result in disciplinary action, up to and including termination of employment for cause, whether or not the failure to comply results in a violation of the law. KDP reserves the right to notify the appropriate law enforcement authorities of any unlawful activity and to cooperate in any investigation of such activity. KDP does not consider conduct in violation of this policy to be within an individual’s scope of employment or obligations, or the direct consequence of the discharge of an individual’s duties. Accordingly, to the extent permitted by law, KDP reserves the right not to defend or pay any damages awarded against any individual that result from a violation of this policy.

Any individual requested to undertake an activity which that individual reasonably believes is in violation of this policy must provide a written or verbal complaint to the individual’s manager, the Human Resources Department or as provided in the Code of Conduct.